ZURICH

RECEIVED

2009 MAY 18 A 2:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

09046163

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference UM / BC
Date May 8, 2009

Zurich Financial Services Ltd / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services Ltd

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the following Note:

- "Disclosure of shareholdings re Barclays Plc" which has been published on our Website on May 06, 2009

In addition the respective information on shareholdings by Barclays Plc has also been published on the electronic publication platform of SIX Swiss Exchange AG.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services Ltd

Ulrich Marti
Corporate Legal Adviser

Enclosure

46674-03

Disclosure of shareholdings

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Zurich Financial Services Ltd
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Barclays Plc along with its subsidiaries has exceeded the threshold of 3%

1. Publication date	06 May 2009
2. Issuer	Zurich Financial Services Ltd
3. Shareholders	Barclays Plc, 1 Churchill Place, London E14 5HP, United Kingdom
3.a. Identity of group members	Barclays Bank PLC, 1 Churchill Place, London E14 5HP Barclays Global Investors, N.A., 400 Howard Street, San Francisco, CA94105-2618 Gerrard Investment Management Ltd, 1 Churchill Place, London E14 5HP Barclays Global Investors Australia Ltd, Level 43, Grosvenor Place, 225 George Street, Sydney, New South Wales, Australia Barclays Bank (Suisse) SA, 8/10 Rue d'Italie, 1211, Geneva, Switzerland Barclays Global Investors (Deutschland) AG, Max-Joseph Strasse 6, 80333 Munich Barclays Bank SA, Plaza de Colon 1, 28046, Madrid, Spain Barclays Global Investors Ltd, 1 Churchill Place, London E14 5HP Barclays Life Assurance Co Ltd, 1 Churchill Place, London E14 5HP Barclays Global Fund Advisors, 400 Howard Street, San Francisco, CA94105-2618 Barclays Global Investors Japan Ltd, Ebisu Prime Square Tower, 1-1-39 Hiroo, Shibuya-ku, Tokyo 150-8402 Barclays Global Investors Canada Ltd, BCE Place, 161 Bay Street, Suite 2500, Box

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	614, Toronto ON M5J 2S1 Barclays Wealth Trustees (Jersey) Ltd, PO Box 248, 39-41 Broad Street, St Helier, Jersey JE4 5PS			
3.b. Nature of agreement	Parent Company Subsidiary Company Relationship			
4. Shareholdings	Purchase position	Share type	Quantity	Percentage
		Registered shares	4,420,767	3.01
		Financial Instruments (here: contracts for difference written by UBS)	19,541	0.01
		Total	4,440,308	3.02
	Sale position	Share type	Quantity	Percentage
		Share sale rights held and granted (written) conversion and share purchase rights	0	0
		Total	0	0
5. Contract date	28 April 2009			
6. Transfer date	28 April 2009			

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7. Date of notification by shareholder	1 May 2009
8. Triggering circumstances	Purchase of shares and contracts for difference
9. Contact	Geoff Smith, Barclays Plc, 1 Churchill Place, London E14 5HP, United Kingdom Tel: +44 (0)207 116 2913 Fax: +44 (0)207 116 7665